JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

March 25, 2024

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

World Funds Trust (File Nos. 333-148723 and 811-22172)

T-Rex 1.5X Long Spot Bitcoin Daily Target ETF

T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF

T-Rex 1.75X Long Spot Bitcoin Daily Target ETF

T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF

T-Rex 2X Long Spot Bitcoin Daily Target ETF

T-Rex 2X Inverse Spot Bitcoin Daily Target ETF

Dear Mr. Mathews:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on March 18, 2024. The comments related to three Post-Effective Amendments (each, a “PEA” and collectively, the “PEAs”) to the registration statement of the Trust, which were each filed on January 3, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. Each PEA was filed to register shares of two new series of the Trust: (i) PEA No. 431 was filed to register the T-Rex 1.5X Long Spot Bitcoin Daily Target ETF and T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF; (ii) PEA No. 432 was filed to register the T-Rex 1.75X Long Spot Bitcoin Daily Target ETF and T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF; and (iii) PEA No. 433 was filed to register the T-Rex 2X Long Spot Bitcoin Daily Target ETF and T-Rex 2X Inverse Spot Bitcoin Daily Target ETF (each a “Fund”, and together the “Funds”). We note that this is the second set of comments provided by the Staff with respect to the PEAs, and we have previously submitted a correspondence to the Staff responding to those previously provided comments (the “Previous Response Letter”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 25, 2024

1.	Comment: Given the Funds’ concentrated exposure to a single underlying issuer or asset, please demonstrate that each underlying issuer meets the conditions for filing a shelf registration statement on Form S-3 for a primary offering of non-investment grade securities pursuant to general instruction (i)(b) of Form S-3. Please also include in the Funds’ principal investment strategies:

•	A brief, more detailed discussion of the underlying issuer(s) (e.g., more information on creations, redemption, custody and valuation).
•	A statement to the effect that the SEC maintains an internet site that has reports, proxy filings and other information regarding the underlying issuers.
•	A statement to the effect that the underlying issuer is subject to the information requirements of the Exchange Act and that it files reports and other information pursuant to that statute with the Commission. State the name of the exchange(s) on which the underlying issuer(s) is/are listed and the associated ticker symbols.

Response: The Staff informed the Trust’s counsel during the conference call that it disagreed with the Trust’s position that it did not have all of the relevant facts to make the determination of whether the Reference ETP meets the conditions for filing a shelf registration statement on Form S-3 because the Reference ETP has been a subject to the reporting requirements of the Securities Exchange Act of 1934 for less than one year. The Staff further cited a 1996 no-action letter issued by the Division of Corporation Finance1 for the proposition that if a Fund has 20% or more of its assets concentrated in a single Reference ETP, and the Reference ETP is not eligible for filing a shelf registration statement on Form S-3, then the Fund is required to include it its registration statement substantially all of the information that the Reference ETP would have had to include if it were making a public offering of its securities.

The Trust notes, as an initial matter, that a no-action letter issued by the Staff is not a rule or regulation of the Commission, and does not state the Commission’s views, but rather is a position of the Staff that, based on a specified set of facts and conditions, the Staff would not recommend an enforcement action to the Commission. A party’s nonconformity to the particular facts or conditions of a no-action letter does not result in the violation of a statute or rule, but simply means that the party cannot rely upon the no-action position taken by the Staff.

The Morgan Stanley Letter is clearly distinguishable from the Trust’s situation. The securities involved in the Morgan Stanley Letter were exchangeable into the equity securities of the underlying issuer. The Funds are not offering an exchangeable security. The shareholders of the Funds will not receive the equity securities of the Reference ETP either mandatorily or voluntarily. Furthermore, the Reference ETPs are grantor trusts, which engage in no activities other than to create and redeem their securities and purchase and sell Bitcoin (depending upon whether the Reference ETP has net purchases or redemptions on a particular day). Each share of a Reference ETP represents a fractional undivided beneficial interest in the net assets of the Reference ETP. The Reference ETP does not exercise discretion with respect to whether to purchase or sell Bitcoin. As a result, the risks to investors in the Funds are primarily driven by the price of Bitcoin, which in turn drives the price of the Reference ETP. The Trusts have disclosed all the material risks of investing in a Fund, the returns and risks of which are driven by exposure to Bitcoin. Unlike the situation at issue in the Morgan Stanley Letter, an investment in a Fund will never result in the Fund’s shareholders owning shares or the Reference ETP (or for that matter, Bitcoin).

1 Morgan Stanley & Co., Incorporated (pub. available June 24, 1996)(the “Morgan Stanley Letter”).

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

March 25, 2024

Notwithstanding the foregoing, the Trust intends to limit its exposure through swaps to any individual Reference ETP by having the Fund’s gross exposure to any Reference ETP that is not eligible to rely on Form S-3 be less than 20%. The Funds will revise the disclosure to reflect this limitation.

With respect to the bulleted items in your comment, the Trust has revised the disclosure to address your comment.

2.	Comment: With respect to Comment #10 of the Previous Response Letter, please provide an updated hypothetical variance calculation that demonstrates how the Funds intend to achieve their respective investment objectives while remaining in compliance with Rule 18f-4 as a result of any changes in the Funds’ investment strategies as a result of the Staff’s comments on the PEAs.

Response: The Trust will provide the calculations requested in this comment under separate cover.

3.	Comment: In correspondence, please advise whether the swaps that will be used by the Funds will be characterized by the Funds as Level 3 assets subject to the Funds’ fair valuation policies, and if so, briefly describe how such policies will be applied to the swaps used to gain exposure to the Reference ETPs. If the Funds will instead treat the swaps as Level 1 or Level 2 for valuation purposes. Please describe how the swaps will be valued using available market quotations.

Response: The swaps will be valued using a price provided by the counterparty and are expected to be treated as Level 2 assets.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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